Exhibit 99.5

THIRD AMENDMENT TO

AMENDED AND RESTATED 2011 EQUITY INCENTIVE PLAN

1.	Section 3(a) of the Plan is deleted in its entirety and replaced by the following new provision:

Share Reserve; ISO Limitation. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date shall not exceed Fourteen Million (14,000,000) (the “Share Reserve”). Further, if a Stock Award or any portion thereof (i) expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or (ii) is settled in cash (i.e., the Participant receives cash rather than stock), such expiration, termination or settlement shall not reduce (or otherwise offset) the number of shares of Common Stock that may be available for issuance under the Plan. For clarity, the limitation in this Section 3(a) is a limitation in the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). No more than 30,000,000 shares of Common Stock shall be issued under the Plan pursuant to the exercise of Incentive Stock Options within the meaning of the Code.

Effective:	June 16, 2020

Attest:	/s/ Jeffrey Biunno
Jeffrey Biunno Secretary